SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at May 17, 2007

GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
Chief Executive Officer and Director

Date: May 17, 2007

Print the name and title of the signing officer under his signature.

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1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684-6365 Fax 604 684-8092 Toll Free 1 800 667-2114 www.greatbasingold.com

GREAT BASIN GOLD ANNOUNCES EXTENDED TIME TO CONCLUDE
DEFINITIVE AGREEMENT ON BURNSTONE PROJECT

May 17, 2007, Vancouver, BC - Great Basin Gold Ltd. ("Great Basin Gold" or the "Company") (TSX: GBG; AMEX: GBN; JSE: GBGOLD) announces that in respect of the Framework Agreement to effect the introduction of Tranter Gold (Proprietary) Limited ("Tranter") as a broad-based black economic empowerment shareholder in Great Basin Gold ("the proposed transaction"), the relevant transaction processes are continuing as envisaged.

As previously announced, Gold Fields Limited, GFL Mining Services Limited ("GFL"), Great Basin Gold and Tranter entered into a heads of agreement relating to the net smelter royalty payable by Southgold Exploration (Proprietary) Limited ("Southgold") to GFL ("the net smelter royalty"), in terms of which Southgold will pay to GFL an amount of R80 million in full and final settlement of the net smelter royalty and GFL will simultaneously contribute an amount of R80 million to Tranter ("the net smelter royalty transaction"). R70 million of this contribution is to be utilised by Tranter for the purposes of partly funding the total purchase consideration for the proposed transaction of R260 million. The date for the conclusion of a definitive agreement between the parties in respect of the net smelter royalty transaction has been extended to 31 May 2007.

The balance of the funding required for the proposed transaction of R190 million is to be secured by Tranter on commercially acceptable terms. Tranter is currently in advanced stages of finalising these funding arrangements.

Following the finalisation of the above processes, various other conditions precedent will be required to be fulfilled, including the required regulatory approvals being obtained for the proposed transaction in Canada and South Africa, which comprise, inter alia, approval from the South African Reserve Bank and approval from the Toronto Stock Exchange, the American Stock Exchange and the JSE Limited.

For additional details on Great Basin and its gold properties, please visit the Company's website at www.greatbasingold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Ferdi Dippenaar
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, effect of and changes to government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.